Exhibit 99.1

Transition Therapeutics Announces Presentation of ELND005 Phase 2/3 Clinical Study Results at Clinical Trials in Alzheimer's Disease (CTAD) Conference

TORONTO, Oct. 28, 2015 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) announced today that data from the Phase 2/3 clinical study of ELND005 in Alzheimer's disease patients with moderate and severe agitation and aggression will be presented at the Clinical Trials in Alzheimer's Disease (CTAD) meeting on November 5th, 2015 in Barcelona, Spain.  The following oral presentation will cover the safety and efficacy data from the Phase 2/3 clinical study in the overall study and in the severe agitation and aggression population.

Oral Presentation # OC-20:
ELND005 for agitation and aggression in Alzheimer's Disease (HARMONY-AD Study): Phase 2/3 design and clinical outcomes
Authors:  A. Porsteinsson et al.

About ELND005

ELND005 is an orally bioavailable small molecule that is being investigated for Alzheimer's disease ("AD") and Down syndrome on the basis of its proposed dual mechanism of action, which includes β-amyloid anti-aggregation and regulation of brain myo-inositol levels. A Phase 2/3 study in 350 Alzheimer's disease patients with moderate or severe agitation and aggression was recently completed.   A review of the study data demonstrated that ELND005 provided a clinically meaningful improvement in agitation and aggression in a severe patient population.   Transition's subsidiary, TTIL, is seeking guidance from regulators on the design of Phase 3 clinical studies for the ELND005 program in severe agitation and aggression in AD patients.

ELND005 has received fast track designation from the psychiatry division of the United States Food and Drug Administration for its potential as a treatment of Neuropsychiatric Symptoms (including Agitation and Aggression) in AD. There are no FDA approved medications for severe agitation and aggression in Alzheimer's disease.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited ("TTIL") is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome.  Transition's lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com; Patrick McKillop, Director - Investor Relations, Transition Therapeutics Inc., Phone: 339-788-4962, pmckillop@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:01e 28-OCT-15